FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
Novartis delivered sales growth and margin expansion. Continued to progress its next wave of medicines in 2020.
•	Full year net sales from continuing operations¹ up 3% (cc², +3% USD):
o	Pharmaceuticals BU grew 5% (cc) driven by Entresto (+44% cc), Zolgensma (reaching USD 0.9 billion), Cosentyx (+13% cc), Ilaris (+31% cc) and the Xiidra acquisition (+95% cc)
o	Oncology BU grew 3% (cc) driven by Promacta/Revolade (+23% cc), Jakavi (+20% cc), Kisqali (+45% cc), Tafinlar + Mekinist (+16% cc) and Piqray (reaching USD 0.3 billion)
o	Sandoz sales were in line (cc, -1% USD), with Biopharmaceuticals growing 19% (cc)
o	COVID-19 negatively impacted demand, particularly: ophthalmology, dermatology and Sandoz retail
•	Core operating income² grew 13% (cc, +9% USD) and Innovative Medicines and Sandoz core margin improved to 35% and 24% of sales respectively, driven by sales growth, lower spend and productivity
•	Continued transformation of Manufacturing and Business Services contributing to core margin expansion
•	Operating income grew 19% (cc, +12% USD) mainly driven by higher sales and productivity including lower spend
•	Net income from continuing operations grew 20% (cc, +13% USD) mainly driven by higher operating income
•	Full year free cash flow² of USD 11.7 billion (-10%) as higher operating income was more than offset by payments related to legal matters and lower divestment proceeds
•	Key full year innovation milestones:
o	New approvals include: Kesimpta (US), Leqvio (EU), Zolgensma (EU), Tabrecta (US), Cosentyx non-radiographic axial spondyloarthritis, Adakveo (EU) and Piqray (EU)
o	Major trial readouts include Beovu (DME), Jakavi (GvHD), asciminib (CML) and iptacopan (PNH, C3G)
o	FDA Breakthrough Therapy designations granted for iptacopan (PNH) and ligelizumab (CSU)
•	Made significant strides in building trust with society. Issued the healthcare industry’s first sustainability bond linked to access to medicines and committed to net zero carbon emissions by 2030
•	Dividend of CHF 3.00 per share, an increase of 1.7%, proposed for 2020
•	2021 guidance³ for continuing operations¹ – Net sales expected to grow low to mid single digit; core operating income expected to grow mid single digit, ahead of sales
Basel, January 26, 2021 - commenting on 2020 results, Vas Narasimhan, CEO of Novartis, said: “Novartis delivered a solid performance in 2020 across our strategic priorities, despite the challenges of COVID-19. Operationally, we grew sales and continued to improve core operating margins for Innovative Medicines. We advanced our next wave of medicines achieving a number of new approvals highlighted by Kesimpta in the US, Leqvio and Zolgensma in the EU and progressed our broad and deep mid-stage pipeline of first-in-class medicines. Looking ahead, we are confident that the progress we have made on our strategic priorities as a focused medicines company, will result in top and bottom line growth through 2025.”
Key figures² Continuing operations
	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 770	12 403	3	1	48 659	47 445	3	3
Operating income	2 644	1 823	45	51	10 152	9 086	12	19
Net income	2 099	1 129	86	93	8 071	7 147	13	20
EPS (USD)	0.92	0.50	84	93	3.55	3.12	14	21
Free cash flow	3 342	3 488	-4		11 691	12 937	-10
Core operating income	3 501	3 462	1	2	15 416	14 112	9	13
Core net income	3 034	2 985	2	3	13 158	12 104	9	12
Core EPS (USD)	1.34	1.32	2	3	5.78	5.28	9	13

1 Refers to continuing operations as defined on page 43 of the Condensed Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz, as well as the continuing corporate functions. 2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 3  Please see detailed guidance assumptions on page 8 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics by mid 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

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Strategy update
During 2020, we continued focusing Novartis as a leading medicines company powered by advanced therapy platforms and data science. We are now uniquely positioned with scale and diversification across therapeutic areas and we continue to execute on our five strategic priorities: embrace operational excellence, deliver transformative innovation, go big on data and digital, build trust with society, and build a new culture by unleashing the power of our people.

Operationally, solid sales growth, improved gross margins, productivity including lower spend drove double-digit growth in core operating income. Innovative Medicines core margin increased by 2.2 percentage points (cc) to 35% of sales, and we expect this margin to improve to high 30’s in the mid-term. Sales in China grew double-digit and we expect to double our China business by 2024 compared to 2019 sales.

In 2020, we continued to advance transformative innovation for patients, including treatments for hyperlipidemia and multiple sclerosis. We received 26 approvals for new treatments as well as new indications for existing treatments in the US, the EU, Japan and China. Additionally we submitted regulatory filings for several major drugs, including Leqvio, Kesimpta and Entresto (HFpEF). Novartis has an industry-leading pipeline that includes more than 40 assets in full development, including molecules that are being tested in more than one disease. As such, our pipeline remains rich including many near to mid-term catalysts and we expect to maintain innovation momentum.

We made significant progress to solidify our culture journey towards an inspired, curious and unbossed organization. More than three years ago, Novartis started a digital transformation, from R&D efforts to next generation customer engagement. The Novartis digital strategy and its execution are well on track with a strong focus on scaling our efforts. As a result we are bringing our Digital Function and Novartis Business Services together to build a new organization called Customer & Technology Solutions (CTS), effective February 1, 2021. CTS aims to further improve internal and external customer experience. Novartis made significant strides in building trust with society and issued the healthcare industry’s first sustainability bond linked to access to medicines and committed to carbon neutral emissions by 2030. Significant improvements recognized by third party ESG rating agencies.
COVID-19 update
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies in which Novartis operates. We continue to take strong actions to help address the pandemic. Our primary concerns remain the health and safety of our associates and patients.

During the year, there have been COVID-19 related lockdowns in several geographies negatively impacting certain therapeutic areas, most notably in: ophthalmology, dermatology and the Sandoz retail business. However, our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels. Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities. At present, drug development operations are continuing with manageable disruptions (please see Innovation Review Section of the Condensed Financial Report for further information), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions.

Novartis launched a first-of-its-kind not-for-profit portfolio of 15 medicines from the Sandoz Division for symptomatic treatment of COVID-19. The portfolio addresses urgent unmet needs and is sold at no profit to governments in up to 79 eligible low and lower middle income countries. We continue to work closely with third parties to fight the COVID-19 pandemic. Novartis is also undertaking drug discovery efforts to develop the first oral medicines for COVID-19 and other coronaviruses. We are investigating two potential medicines, DFV890 and MAS825, in early stage development focused on the immune response. In October, we announced a collaboration with Molecular Partners to develop, manufacture and commercialize Molecular Partners’ anti-COVID-19 DARPin® program, potential medicines for the prevention and treatment of COVID-19.

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Financials
In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 43 and Notes 2, 3 and 10 in the Condensed Financial Report for a full explanation.
The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.
Continuing operations fourth quarter
Net sales were USD 12.8 billion (+3%, +1% cc) in the fourth quarter driven by volume growth of 6 percentage points, offset by price erosion of 2 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 2.6 billion (+45%, +51% cc) mainly due to lower impairments, lower legal charges and income from contingent receivables.
Net income was USD 2.1 billion (+86%, +93% cc) driven by higher operating income and benefiting from lower taxes. EPS was USD 0.92 (+84%, +93% cc), growing in line with net income.
Core operating income was USD 3.5 billion (+1%, +2% cc) mainly driven by higher sales. Core operating income margin was 27.4% of net sales, decreasing by 0.5 percentage points (+0.4 percentage points cc).
Core net income was USD 3.0 billion (+2%, +3% cc) mainly driven by growth in core operating income. Core EPS was USD 1.34 (+2%, +3% cc), growing in line with core net income.
Free cash flow from continuing operations amounted to USD 3.3 billion (-4%) compared to USD 3.5 billion in the prior year quarter, as higher cash flows from operating activities were more than offset by increased net investment for intangible assets.
Innovative Medicines net sales were USD 10.2 billion (+3%, +1% cc) with volume contributing 6 percentage points to growth, pricing had a negative impact of 1 percentage point and generic competition had a negative impact of 4 percentage points mainly due to Afinitor and Exjade. Pharmaceuticals BU sales grew 2% (cc) driven by strong growth from Entresto, Cosentyx and Zolgensma. Growth was partly offset by declines in Established Medicines and mature Ophthalmology brands. Oncology BU sales were broadly in line with prior year (+1% cc). Strong performance of Promacta/Revolade, Jakavi, Tafinlar + Mekinist, Kymriah, Adakveo and Kisqali was offset by generic competition, mainly for Exjade and Afinitor. The COVID-19 pandemic continued to negatively impact dermatology and ophthalmology.
Sandoz net sales were USD 2.5 billion (+2%, 0% cc) with a volume increase of 3 percentage points. There was a negative price effect of 3 percentage points, despite the benefit from off-contract sales in the US. Global sales of Biopharmaceuticals grew 16% (cc), driven by continued strong growth in Europe.
Continuing operations full year
Net sales were USD 48.7 billion (+3%, +3% cc) in the full year mainly driven by Entresto, Zolgensma and Cosentyx. Volume contributed 9 percentage points to sales growth, partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 10.2 billion (+12%, +19% cc) mainly driven by higher sales and productivity including lower spend.
Net income was USD 8.1 billion (+13%, +20% cc) mainly driven by higher operating income. EPS was USD 3.55 (+14%, +21% cc), growing faster than net income and benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 15.4 billion (+9%, +13% cc) mainly driven by higher sales, improved gross margin and productivity including lower spend. Core operating income margin was 31.7% of net sales, increasing by 2.0 percentage points (+2.8 percentage points cc).

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Core net income was USD 13.2 billion (+9%, +12% cc) mainly driven by growth in core operating income. Core EPS was USD 5.78 (+9%, +13% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 11.7 billion (-10%) compared to USD 12.9 billion in 2019, as higher operating income adjusted for non-cash items was more than offset by payments related to legal matters and lower divestment proceeds.
Innovative Medicines net sales were USD 39.0 billion (+3%, +4% cc) with volume contributing 10 percentage points to growth, pricing a negative 3 percentage points and generic competition had a negative impact of 3 percentage points. Pharmaceuticals BU grew 5% (cc) driven by Entresto (+44% cc), Zolgensma (reaching USD 0.9 billion), Cosentyx (+13% cc) and Ilaris (+31% cc). Growth was partly offset by declines in Gilenya, and lower demand for Lucentis due to COVID-19. Other Ophthalmology products were also impacted by both COVID-19 and generic competition. Oncology BU grew 3% (cc) driven by Promacta/Revolade (+23% cc), Jakavi (+20% cc), Kisqali (+45% cc), Tafinlar + Mekinist (+16% cc) and Piqray (reaching USD 0.3 billion), partly offset by generic competition mainly on Afinitor and Exjade.
Sandoz net sales were USD 9.6 billion (-1%, 0% cc) with volume growth of 2 percentage points despite the negative impact of COVID-19 mainly on the retail business. There was a negative price effect of 2 percentage points, despite the benefit from off-contract sales and favorable revenue deduction adjustments. Sales in Europe grew 2% (cc), while sales in the US declined 14%, due to the continued volume decline in oral solids including partnership terminations. Global sales of Biopharmaceuticals grew 19% (cc) to USD 1.9 billion, driven by continued double-digit growth across all regions.
Discontinued operations
Discontinued operations include the business of Alcon and certain corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the prior year included three months of operating results of the divested business.

In 2020, there were no operational activities related to discontinued operations. In the full year of 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net income from discontinued operations was USD 4.6 billion, including the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations” in the Condensed Financial Report.

Total Group full year
For the total Group, net income amounted to USD 8.1 billion compared to USD 11.7 billion in the prior year, including the non-taxable non-cash net gain on distribution of Alcon Inc. which amounted to USD 4.7 billion. Basic earnings per share was USD 3.55 compared to USD 5.12 in prior year. Cash flow from operating activities for the total Group amounted to USD 13.6 billion and free cash flow to USD 11.7 billion.
Q4 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers including:
Entresto	(USD 716 million, +35% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for rEF heart failure.
Cosentyx	(USD 1 109 million, +13% cc) saw continued growth despite lower new patient starts across the market in dermatology and rheumatology due to COVID-19.
Promacta/Revolade	(USD 471 million, +23% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia and as first-line treatment for severe aplastic anemia in the US.
Jakavi	(USD 376 million, +24% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications.
Zolgensma	(USD 254 million, +33% cc) growth was driven by expansion outside the US, including reimbursement in the EU and Japan, despite COVID-19 impacts.

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Tafinlar + Mekinist	(USD 408 million, +13% cc) continued to show solid growth driven by demand in adjuvant melanoma as well as NSCLC.
Kymriah
(USD 141 million, +42% cc) grew strongly in Europe, US and Japan. Coverage continued to expand, with more than 290 qualified treatment centers and 27 countries having coverage for at least one indication.

Mayzent	(USD 57 million) continued to grow steadily, fulfilling an important unmet medical need in patients showing signs of progression.
Adakveo	(USD 34 million) US launch continued to progress well, with more than 600 accounts purchasing Adakveo to date.
Kisqali	(USD 184 million, +18% cc) continued strong growth across most geographies, benefiting from the ongoing impact of positive overall survival data.
Piqray	(USD 84 million, +25% cc) continued growth in the US supported by further uptake of PIK3CA mutation testing. Piqray is now approved in more than 50 countries, including the US and EU member states.
Beovu	(USD 37 million) launch roll-out continued, with approval now in 57 countries.
Biopharmaceuticals	(USD 514 million, +16% cc) driven by continued strong growth in Europe.
Emerging Growth Markets*	Overall, sales grew 4% (cc), with strong growth in China (+14% cc) to USD 659 million. *All markets except the US, Canada, Western Europe, Japan, Australia and New Zealand

Net sales of the top 20 Innovative Medicines products in 2020
	Q4 2020	% change		FY 2020	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 109	15	13	3 995	13	13
Gilenya	760	-5	-8	3 003	-7	-7
Entresto	716	38	35	2 497	45	44
Tasigna	513	4	3	1 958	4	5
Lucentis	530	3	-2	1 933	-7	-8
Promacta/Revolade	471	24	23	1 738	23	23
Tafinlar + Mekinist	408	15	13	1 542	15	16
Sandostatin	363	-10	-11	1 439	-9	-8
Jakavi	376	28	24	1 339	20	20
Xolair	335	11	8	1 251	7	8
Galvus Group	293	-14	-14	1 199	-8	-5
Gleevec/Glivec	291	-7	-9	1 188	-6	-6
Afinitor/Votubia	259	-29	-30	1 083	-30	-29
Diovan Group	224	-16	-17	1 003	-6	-4
Exforge Group	247	1	-1	980	-4	-3
Zolgensma	254	37	33	920	155	151
Ilaris	240	35	32	873	30	31
Kisqali	184	19	18	687	43	45
Exjade/Jadenu	156	-32	-35	653	-33	-33
Votrient	147	-17	-18	635	-16	-15
Top 20 products total	7 876	5	3	29 916	5	5

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R&D update - key developments from the fourth quarter
New approvals and regulatory update
Leqvio
Received EC approval for the treatment of adults with hypercholesterolemia or mixed dyslipidemia. Leqvio is the first and only approved small-interfering RNA (siRNA) low-density lipoprotein cholesterol (LDL-C) lowering treatment in Europe. Novartis received a CRL from the FDA due to unresolved facility inspection-related conditions at a third-party manufacturing facility in Europe. The FDA has not raised any concerns related to the efficacy or safety of inclisiran. Response to CRL planned to be submitted Q2 - Q3 2021.

Adakveo
Received EC approval for the prevention of recurrent vaso-occlusive crises (VOCs), or pain crises, in patients with sickle cell disease. Adakveo is the first targeted sickle cell disease therapy for the prevention of VOCs in Europe.

Entresto
FDA Cardiovascular and Renal Drugs Advisory Committee (CRDAC) voted 12 to 1 to support the use of Entresto in treatment of patients with heart failure with preserved ejection fraction (HFpEF). PDUFA date is in Q1 2021.

Iptacopan (LNP023)
EMA granted orphan drug designation for iptacopan (LNP023) in IgA nephropathy (IgAN), an inflammatory kidney disease leading to deteriorating kidney function in mainly young adults.

FDA granted Rare Pediatric Disease Designation1 in C3G, a rare renal disease affecting young patients with a poor prognosis and significant unmet need. Additionally, Breakthrough Therapy Designation was granted in paroxysmal nocturnal hemoglobinuria, a life-threatening blood disorder.

Ligelizumab (QGE031)	FDA granted Breakthrough Therapy designation for chronic spontaneous urticaria, an unpredictable and severe disease of the skin with limited approved therapies.
Results from ongoing trials and other highlights
Beovu
Phase III KESTREL study in diabetic macular edema (DME) met its primary endpoint, with Beovu 6mg demonstrating non-inferiority to aflibercept 2mg in change in best-corrected visual acuity at year one. Beovu demonstrated an overall well-tolerated safety profile. Novartis announced positive topline results from another pivotal phase III study in DME, KITE, in September 2020. Submission planned for H1 2021.

Asciminib (ABL001)
Phase III ASCEMBL data in Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase, presented at the American Society of Hematology, showed that at 24 week the investigational STAMP inhibitor asciminib nearly doubled the major molecular response rate compared to bosutinib (25.5% versus 13.2%), in patients resistant to, or intolerant of, at least two prior tyrosine kinase inhibitor therapies.

Kisqali	Phase III MONALEESA-7 trial demonstrated nearly five years of median overall survival in in pre- and perimenopausal women with HR+/HER2- metastatic breast

1 FDA grants the rare pediatric designation for serious or life-threatening diseases primarily affecting individuals aged 18 years or younger and impacting fewer than 200,000 people

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cancer.  After a median of 53.5 months follow-up, median OS for patients taking Kisqali in combination with endocrine therapy was 58.7 months versus 48.0 months for endocrine therapy alone.

Data presented at the San Antonio Breast Cancer Symposium demonstrated that Kisqali delivers consistent efficacy across the main HR+/HER2- intrinsic subtypes. Ad hoc exploratory analysis showed that Kisqali plus endocrine therapy consistently provided significant progression-free survival benefit across three of four subtypes of HR+/HER2- metastatic breast cancer.

Kymriah
Phase II investigational ELARA study interim analysis, presented at the American Society of Hematology, demonstrated that Kymriah led to a complete response in 65% of patients with relapsed or refractory follicular lymphoma and an overall response rate of 83% after at least three months.

Phase II JULIET trial 40 months follow-up analysis demonstrated that the two-year progression-free survival rate was 33% in patients with relapsed or refractory diffuse large B-cell lymphoma.

Jakavi
Phase III REACH3 study, presented at the American Society of Hematology, met its primary endpoint with Jakavi significantly improving outcomes in patients with steroid-refractory/dependent chronic graft-versus-host disease compared to best available therapy (BAT). Patients treated with Jakavi achieved significantly greater overall response rate compared to BAT (49.7% versus 25.6%) at week 24.

Cosentyx
Phase IIIb ULTIMATE trial demonstrated significant treatment response of Cosentyx on synovitis in psoriatic arthritis versus placebo at week 12, with improvements seen as early as week 1. Safety profile was consistent with previous studies. Data was presented at the American College of Rheumatology.

Cosentyx received EC approval for a new 300mg autoinjector and pre-filled syringe, which enable the 300mg dose to be administered in a single injection.

Leqvio
Pooled post-hoc analyses from Phase III ORION-9, -10 and -11 trials, showed that Leqvio consistently reduced low-density lipoprotein cholesterol by approximately 51% in both male and female adult patients and in three age categories (−51.3% <65 years; −49.9% ≥65 years to <75 years; −51.0% ≥75 years).

Aimovig
Phase IV HER-MES trial met its primary and secondary endpoints, demonstrating superiority against topiramate in treating patients with episodic and chronic migraine. Aimovig had less discontinuation over the course of the 24-week treatment phase and a greater proportion of patients achieving at least 50% reduction in their monthly migraine days.

Tislelizumab
In January, announced expansion of Oncology portfolio, by in-licensing a late-stage anti-PD1 antibody, tislelizumab, from BeiGene for monotherapy and potential proprietary combinations. Novartis secured development and commercialization rights in North America, Europe and Japan. Tislelizumab is already approved for patients with classical Hodgkin’s lymphoma and metastatic urothelial carcinoma in China and has 15 registration-enabling clinical trials underway in non-small cell lung cancer and other solid tumors. (Subject to closing conditions; closing expected H1 2021).

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Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2020, Novartis repurchased a total of 32.6 million shares for USD 2.9 billion on the SIX Swiss Exchange second trading line, including 8.0 million shares (USD 0.7 billion) bought back under the up to USD 2.5 billion share buyback announced in November 2020 and 24.6 million shares (USD 2.2 billion) to mitigate dilution related to participation plans of associates. In addition, 1.7 million shares (USD 0.2 billion) were repurchased from associates. In the same period, 26.1 million shares (for an equity value of USD 1.5 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 8.2 million versus December 31, 2019. These treasury share transactions resulted in a decrease in equity of USD 1.6 billion and a net cash outflow of USD 2.1 billion including the benefit from net option proceeds.

As of December 31, 2020, the net debt increased to USD 24.5 billion compared to USD 15.9 billion at December 31, 2019. The increase was mainly driven by the acquisition of The Medicines Company for USD 9.6 billion, the USD 7.0 billion annual dividend payment and net cash outflow for treasury share transactions of USD 2.1 billion, partly offset by USD 11.7 billion free cash flow during 2020.

As of Q4 2020, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

The Group has not experienced liquidity or cash flow disruptions during 2020 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.
2021 outlook
Barring unforeseen events

Continuing operations (Excluding Alcon from both 2019 and 2020)
Net Sales
Expected to grow low to mid single digit (cc)
From a divisional perspective, we expect net sales performance (cc) in 2021 to be as follows:
• Innovative Medicines: expected to grow mid single digit
• Sandoz: expected to be broadly in line with prior year

Core operating income	Expected to grow mid single digit, ahead of sales (cc)

Our guidance assumes that we see a return to normal global healthcare systems including prescription dynamics by mid 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

Foreign exchange impact
If late-January exchange rates prevail for the remainder of 2021, the foreign exchange impact for the year would be positive 3 to 4 percentage points on net sales and positive 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Annual General Meeting
Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 3.00 per share for 2020, up 1.7% from CHF 2.95 per share in the prior year, representing the 24th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2021 Annual General Meeting.

Reduction of Share Capital
The Novartis Board of Directors proposes to cancel 32 640 000 shares (repurchased under the eighth share repurchase program in 2020) and to reduce the share capital accordingly by CHF 16 320 000, from CHF 1 233 530 460 to CHF 1 217 210 460.

Further Share Repurchases
The Novartis Board of Directors proposes that shareholders authorize the Board of Directors to repurchase shares as deemed appropriate from time to time up to a maximum of CHF 10 billion between the Annual General Meeting 2021 and the Annual General Meeting 2024.

Re-elections of the Chairman and the members of the Board of Directors
The Novartis Board of Directors proposes the re-election of Joerg Reinhardt (also as Chairman), Nancy C. Andrews, Ton Buechner, Patrice Bula, Elizabeth Doherty, Ann Fudge, Bridgette Heller, Frans van Houten, Simon Moroney, Andreas von Planta, Charles L. Sawyers, Enrico Vanni, and William T. Winters as members of the Board of Directors.

Following his appointment as Dean of Harvard Business School as of January 1, 2021, Srikant Datar has decided not to seek another term of office. The Board of Directors and the Executive Committee of Novartis congratulate Srikant Datar to his appointment and thank him for his outstanding contributions to the company.

Re-elections and elections to the Compensation Committee
The Novartis Board of Directors proposes the re-election of Patrice Bula, Bridgette Heller, Enrico Vanni, and William T. Winters and the election of Simon Moroney as members of the Compensation Committee. The Board of Directors intends to designate Simon Moroney as Chairman of the Compensation Committee, subject to his election as a member of the Compensation Committee.

Executive Committee Novartis
The newly formed Customer & Technology Solutions (CTS), effective February 1, 2021, will be led by Robert Weltevreden. Chief Digital Officer, Bertrand Bodson, had previously indicated that his next aspiration is towards leading a global business. Therefore, he will step down from the Novartis Executive Committee on February 1, 2021. Vas Narasimhan would like to thank Bertrand for his role as architect of our digital transformation, exceptional leadership and lasting impact in setting up the Digital Function.

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Key figures
Continuing operations¹,²	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 770	12 403	3	1	48 659	47 445	3	3
Operating income	2 644	1 823	45	51	10 152	9 086	12	19
As a % of sales	20.7	14.7			20.9	19.2
Core operating income	3 501	3 462	1	2	15 416	14 112	9	13
As a % of sales	27.4	27.9			31.7	29.7
Net income	2 099	1 129	86	93	8 071	7 147	13	20
EPS (USD)	0.92	0.50	84	93	3.55	3.12	14	21
Core net income	3 034	2 985	2	3	13 158	12 104	9	12
Core EPS (USD)	1.34	1.32	2	3	5.78	5.28	9	13
Cash flows from operating activities	4 005	3 540	13		13 650	13 547	1
Free cash flow	3 342	3 488	-4		11 691	12 937	-10

Innovative Medicines	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	10 233	9 920	3	1	39 013	37 714	3	4
Operating income	2 386	2 210	8	12	9 172	9 287	-1	4
As a % of sales	23.3	22.3			23.5	24.6
Core operating income	3 212	3 122	3	3	13 645	12 650	8	11
As a % of sales	31.4	31.5			35.0	33.5

Sandoz	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 537	2 483	2	0	9 646	9 731	-1	0
Operating income	372	-195	nm	nm	1 043	551	89	106
As a % of sales	14.7	-7.9			10.8	5.7
Core operating income	528	517	2	3	2 334	2 094	11	15
As a % of sales	20.8	20.8			24.2	21.5

Corporate	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-114	-192	41	45	-63	-752	nm	nm
Core operating loss	-239	-177	-35	-28	-563	-632	11	14

Discontinued operations	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales						1 777
Operating income						71
As a % of sales						4.0
Core operating income						350
As a % of sales						19.7
Net Income						4 590

Total Group	Q4 2020	Q4 2019	% change		FY 2020	FY 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	2 099	1 129	86	93	8 071	11 737	-31	-27
EPS (USD)	0.92	0.50	84	93	3.55	5.12	-31	-26
Core net income	3 034	2 985	2	3	13 158	12 382	6	9
Core EPS (USD)	1.34	1.32	2	3	5.78	5.40	7	10
Cash flows from operating activities	4 005	3 540	13		13 650	13 625	0
Free cash flow	3 342	3 488	-4		11 691	12 875	-9

nm = not meaningful
1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division as well as the continuing corporate functions and discontinued operations include the business of Alcon. See page 43 of the Condensed Financial Report for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 55 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/62b8c900-3637-4459-a7a1-da6012d415b5/
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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “next wave,” “transformative,” “continuing,” “progressing,” “guidance,” “will result,” “looking ahead,” “confident,” “progress,” “to execute,” “continue,” “expect,” “remains,” “to maintain,” “continues,” “to evolve,” “to take,” “to help,” “remain,” “remains,” “to grow,” “continues,” “to evolve,” “continue,” “to help,” “remain,” “to meet,” “ongoing,” “allowing,” “launch,” “addresses,” “to work,” “undertaking,” “to develop,” “investigating,” “growing,” “growth,” “to support,” “expected,” “to be,” “assume,” “would,” “estimates,” “to advance,” “to solidify,” “committed,” “enabling” “to progress,” “allowing,” “anticipate,” “pipelines,” “to supplement,” “investigational,” “taking,” “will,” “estimated,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “pipeline,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “manageable disruptions,” “ongoing disruptions,” “to delay,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology and the Sandoz retail business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our not-for-profit portfolio of 15 medicines from the Sandoz division for symptomatic treatment of COVID-19 and our collaboration with Molecular Partners to develop, manufacture and commercialize potential medicines for the prevention and treatment of COVID-19. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics by mid 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including BeiGene, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2020 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2020 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2020 Novartis in Society ESG Report today, and it is available at www.novartis.com.

Important dates
March 2, 2021	Annual General Meeting
April 27, 2021	First quarter results
July 21, 2021	Second quarter & Half Year 2021 results
October 26, 2021	Third quarter & Nine Months 2021 results

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